

## WHEATON PRECIOUS METALS ANNOUNCES ELECTION OF DIRECTORS AND APPROVAL OF SPECIAL MATTERS

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected as directors of Wheaton at the 2020 Annual and Special Meeting of Shareholders. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

| Nominee | Votes For | % For | Votes Withheld | % Withheld |
|---|---|---|---|---|
| George L. Brack | 259,636,177 | 84.74% | 46,757,826 | 15.26% |
| John A. Brough | 280,180,001 | 91.44% | 26,214,002 | 8.56% |
| R. Peter Gillin | 281,990,228 | 92.04% | 24,403,775 | 7.96% |
| Chantal Gosselin | 304,007,356 | 99.22% | 2,386,647 | 0.78% |
| Douglas M. Holtby | 292,451,315 | 95.45% | 13,942,688 | 4.55% |
| Glenn Ives | 294,238,164 | 96.03% | 12,155,839 | 3.97% |
| Charles A. Jeannes | 300,429,682 | 98.05% | 5,964,321 | 1.95% |
| Eduardo Luna | 275,477,994 | 89.91% | 30,916,009 | 10.09% |
| Marilyn Schonberner | 300,583,954 | 98.10% | 5,810,049 | 1.90% |
| Randy V.J. Smallwood | 300,854,391 | 98.19% | 5,539,612 | 1.81% |

The following special matter was approved by shareholders at the 2020 Annual and Special Meeting of Shareholders:

- the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 75.74% of the votes cast in favour of such resolution.

In addition, Wheaton is pleased to announce the appointment of Glenn Ives to the Board of Directors of the Company, effective today.

Mr. Ives retired as a Canadian partner of Deloitte LLP on March 31, 2020. He spent 20 years as a partner at Deloitte including serving as Chair for two four-year terms ending in 2018 and during this time was a member of Deloitte's Global Board of Directors, Global Governance Committee, and chaired the Global Risk Committee. Mr. Ives led Deloitte's mining sector in North and South America from 2007 to 2020.

"We are pleased to welcome Glenn to our Board," said Doug Holtby, Chairman of Wheaton Precious Metals. "Glenn is internationally recognized as a leader in the industry and brings with him over 30 years of experience in working with publicly traded mining companies. Glenn was a key contributor to the proliferation of the streaming model, and we look forward to benefiting from his strong financial background and wealth of knowledge in our sector."

Prior to joining Deloitte in 1999, Mr. Ives gained over a decade of senior financial experience in the mining industry as Vice-President of Finance and CFO of Vengold Inc. and as Vice-President of Finance of TVX Gold. Mr. Ives has extensive corporate governance experience with non-profit organizations including serving as a director of the Princess Margaret Cancer Foundation from 2010 to 2019 and Chairman from 2016 to 2018.

Mr. Ives holds a Bachelor of Mathematics degree (Honours) from the University of Waterloo, is a Fellow of the Chartered Professional Accountants and is a member of the Institute of Corporate Directors.

**For further information, please contact:**

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com